SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

with a copy to:

Debevoise & Plimpton LLP

Attention: William D. Regner, Esq.

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. 74640Y 106	13D/A	Page 2 of 11

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,854,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,854,130

11.	Aggregate amount beneficially owned by each reporting person 40,854,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 45.0%
14.	Type of reporting person (see instructions) IA

CUSIP No. 74640Y 106	13D/A	Page 3 of 11

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 33,475,078
	9.	Sole dispositive power 0
	10.	Shared dispositive power 33,475,078

11.	Aggregate amount beneficially owned by each reporting person 33,475,078
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 36.9%
14.	Type of reporting person (see instructions) OO

CUSIP No. 74640Y 106	13D/A	Page 4 of 11

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,341,629
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,341,629

11.	Aggregate amount beneficially owned by each reporting person 30,341,629
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 33.4%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 5 of 11

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,133,449
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,133,449

11.	Aggregate amount beneficially owned by each reporting person 3,133,449
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 6 of 11

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,854,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,854,130

11.	Aggregate amount beneficially owned by each reporting person 40,854,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 45.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 7 of 11

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,854,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,854,130

11.	Aggregate amount beneficially owned by each reporting person 40,854,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 45.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 8 of 11

Explanatory Note: This Amendment No. 23 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, Amendment No. 5 to the Initial 13D filed on May 22, 2020, Amendment No. 6 to the Initial 13D filed on July 8, 2020, Amendment No. 7 to the Initial 13D filed on August 24, 2020, Amendment No. 8 to the Initial 13D filed on September 14, 2020, Amendment No. 9 to the Initial 13D filed on November 23, 2020, Amendment No. 10 to the Initial 13D filed on November 24, 2020, Amendment No. 11 to the Initial 13D filed on March 9, 2021, Amendment No. 12 to the Initial 13D filed on May 25, 2021, Amendment No. 13 to the Initial 13D filed on December 20, 2021, Amendment No. 14 to the Initial 13D filed on December 22, 2021, Amendment No. 15 to the Initial 13D filed on December 29, 2021, Amendment No. 16 to the Initial 13D filed on March 7, 2022, Amendment No. 17 to the Initial 13D filed on March 8, 2022, Amendment No. 18 to the Initial 13D filed on March 29, 2022, Amendment No. 19 to the Initial 13D filed on May 16, 2022, Amendment No. 20 to the Initial 13D filed on May 18, 2022, Amendment No. 21 to the Initial 13D filed on May 20, 2022, and Amendment No. 22 to the Initial 13D filed on May 24, 2022, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

Adam Gray (“Gray”), a director of Purple Innovation, Inc. (the “Issuer”); and

Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The Reporting Persons estimate the aggregate consideration that would be required to acquire the shares of Common Stock in the Proposal (as defined in Item 4) would be approximately $225.6 million (not including the impact of any outstanding equity awards). The shares of Common Stock that would be acquired by Coliseum (as defined in Item 4) in connection with the Proposal are currently expected to be purchased with Coliseum’s available capital and existing capital commitments.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On September 17, 2022, Coliseum Capital Management, LLC, on behalf of certain of its funds and managed accounts (collectively, “Coliseum”) submitted a letter setting forth a non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer that are not owned by Coliseum or its affiliates for cash consideration of $4.35 per share of Common Stock (the “Proposal”) to the chairman of the board of directors of the Issuer (the “Board”).

Coliseum stated in the Proposal that the Proposal is conditioned upon the transaction being (a) negotiated by, and subject to the approval of, a special committee of independent and disinterested members of the Board (the “Special Committee”) and (b) subject to a non-waivable condition requiring approval by the affirmative vote of a majority of the shares of Common Stock not owned by the Reporting Persons or other interested parties.

The Proposal does not create any legal obligations and no such obligations will arise unless and until definitive transaction documentation with the Issuer has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Amendment. While the Proposal remains under consideration by the Special Committee, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Special Committee and its representatives. The Reporting Persons do not intend to provide additional disclosures regarding the Proposal until a definitive agreement has been reached or unless disclosure is otherwise required under applicable U.S. securities laws.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the Nasdaq Global Select Market and other material changes in the Issuer’s business or corporate structure. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with relevant parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

CUSIP No. 74640Y 106	13D/A	Page 9 of 11

No assurances can be given that a definitive agreement will be reached or that the transaction contemplated by the Proposal will be consummated. Coliseum reserves the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time. If the transaction contemplated by the Proposal is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Proposal do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such document, which is attached hereto as Exhibit 99.1.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 82,763,884 shares of Class A Stock outstanding as of August 8, 2022, based on information provided by the Issuer’s Quarterly Report on Form 10-Q, as filed on August 9, 2022, plus 8,000,0001 shares of Class A Stock reported as being issued in connection with the acquisition reported in the Issuer’s Current Report on Form 8-K, as filed on August 31, 2022 (the “August 31 8-K”), for a total of 90,763,884 shares of Class A Stock outstanding. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 44.8% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

[1]	Number of shares subject to adjustment as set forth in Exhibit 2.1 to the August 31 8-K.

CUSIP No. 74640Y 106	13D/A	Page 10 of 11

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

99.1	Letter, dated September 17, 2022, from Coliseum to the chairman of the Board of the Issuer

CUSIP No. 74640Y 106	13D/A	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 19, 2022

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL CO-INVEST III, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact
		By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC

ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.
CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

		By:	/s/ Thomas Sparta
By:	/s/ Thomas Sparta		Thomas Sparta, Attorney-in-fact
Thomas Sparta, Attorney-in-fact